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                                                                      Exhibit 23









                         Independent Auditors' Consent
                         -----------------------------

The Board of Directors
Roosevelt Financial Group, Inc,:

We consent to incorporation by reference in the registration statements No. 33-39140, No. 33-65722, No. 33-82864, No. 33-92106, and No. 33-97590 on Form S-8
of Roosevelt Financial Group, Inc. (Roosevelt) of our report dated January 16, 1996, relating to the consolidated balance sheets of Roosevelt Financial Group, Inc. and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995, which report appears in the December 31, 1995 annual report on Form 10-K of Roosevelt.

Our report refers to a change during 1993 in the method of accounting for certain investments in debt securities. Additionally, our report stated that the supplemental fair value consolidated balance sheets of Roosevelt have been prepared by management to present relevant financial information that is not provided by the historical cost consolidated balance sheets and is not intended to be a presentation in conformity with generally accepted accounting principles. The supplemental fair value consolidated balance sheets do not purport to present the net realizable, liquidation, or market value of Roosevelt as a whole. Furthermore, amounts ultimately realized by Roosevelt from the disposal of assets may vary significantly from the fair values presented.



/s/ KPMG PEAT MARWICK L.L.P
St. Louis, Missouri
March 11, 1996